Bunzl plc 110 Park Street London W1K 6NX Tel: +44 (0)20-7495 4950 Fax: +44 (0)20-7495 2527

www.bunzl.com

Mr B Skinner
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington
DC 20549
USA

04 October 2006

Re: Bunzl plc
Form 20-F for the Fiscal Year Ended December 31, 2005
Filed April 28, 2006
Form 6-K Filed August 29, 2006
File No. 001-14868

Dear Mr Skinner

Further to your letter dated 27 September 2006 and my subsequent telephone conversation with Christine Davis on 29 September, I am writing to confirm receipt of your letter. As discussed with Christine Davis on the telephone, we would expect to be able to provide a detailed reply to your letter by the end of October and I understand from Ms Davis that this will be acceptable.

Yours sincerely

/s/ Brian May
Brian May
Finance Director

Registered in England No. 358948. Registered office as above